Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto to enter nickel market with US$300 million Eagle Mine commitment
17 December 2007
Rio Tinto is to invest US$300 million in the development of Eagle, a high-grade nickel and copper mine in Michigan, USA. Eagle will be the only primary nickel mine in the US and first production is expected to begin in late 2009. Eagle is projected to deliver 16,000 tonnes of nickel per year over seven years until 2016. It will also produce valuable co-products of copper, platinum, palladium and cobalt.
Rio Tinto is also in final contract negotiation to develop a nickel mine at Sulawesi in Indonesia, with an initial operation of 46,000 tonnes per year with first production commencing by 2015. There is additional potential at Sulawesi of a similar size.
Rio Tinto Copper Group Chief Executive, Bret Clayton said, “Eagle gives Rio Tinto a valuable opportunity to enter the market for nickel, a key input into stainless steel, demand for which is rising strongly led by the development of new infrastructure in developing economies, as well as rising demand for consumer products and the development of associated processing plant and equipment.
“Eagle is just one of many projects that will add to Rio Tinto’s growth and value. It is a 4.1 million tonne1 high-grade nickel resource (3.6% nickel, 2.9% copper) in a highly prospective region for additional nickel discoveries. Our exploration team discovered Eagle in 2002 and we are now reviewing over 450,000 acres of mineral title we have in the area. Our focus is on six further adjacent prospects that may have the potential to extend significantly the mine life at current planned production rates.”
A two-year project construction phase will get underway in 2008, upon receipt of additional approvals expected in 2008. Three required permits were granted on 14 December 2007. Eagle’s mine permit is the first issued by the State of Michigan under the state’s 2004 nonferrous metallic mining law, considered among the most stringent in the US. The project is located in northwest Marquette County near the City of Marquette.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

1	Please refer to previously announced resources in the Rio Tinto 2006 Annual report and financial statements

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express

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or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Alison Smith
Office: +44 (0) 20 7781 1138	Office: +61 (0) 7 3361 4223
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 438 787 038

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7781 2051	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk